UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o 25 Wilton Road, London SW1V 1LW, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated September 9, 2020, announcing that the Company has released its inaugural Environmental, Social and Governance Report.
Attached as Exhibit 99.2 to this Report is a copy of the press release of the Company, dated September 8, 2020, announcing that the Company declared a quarterly dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) for the third quarter of 2020.
Attached as Exhibit 99.3 to this Report is a copy of the press release of the Company, dated June 10, 2020, announcing that the Company declared a quarterly dividend on the Series B Preferred Shares for the second quarter of 2020.
The information contained in this Report (except for any reference to, or information contained in, the Company’s website and the statements attributed to the Company’s Executive Chairman in Exhibit 99.1) is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-234343 and 333-235305).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: September 10, 2020	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer